UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DIVISION OF
CORPORATION FINANCE

02037065

NO ACT
P.E 4-16-02
1-11609

April 23, 2002

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 4/23/2002

Steven A. Behar
Corporate Counsel
Toys "R" Us, Inc.
461 From Road
Paramus, NJ 07652

Re: Toys "R" Us, Inc.
Reconsideration request dated April 16, 2002

Dear Mr. Behar:

This is in response to your letter dated April 16, 2002 concerning a shareholder proposal submitted to Toys "R" Us by the Laborers' District Council of Western Pennsylvania Pension Fund. On April 5, 2002 we issued our response expressing our informal view that Toys "R" Us could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

April 16, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

We refer to our letter dated February 8, 2002 (our "Original Letter") regarding the stockholder proposal (the "Proposal") presented to Toys "R" Us, Inc., a Delaware corporation (the "Company"), by Laborers' District Council of Western Pennsylvania Pension Fund for inclusion in the Company's proxy materials for its upcoming annual meeting, and the response of the staff of the Division of Corporation Finance (the "Staff") thereto dated April 5, 2002 and received on April 8, 2002.

We have attached a copy of our Original Letter, which includes a copy of the Proposal, as Appendix I hereto, and the Staff's response as Appendix II hereto. On behalf of the Company, we respectfully request that the Staff reconsider the Company's request that the Staff not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials. The Company continues to believe that the Proposal may be properly omitted from its proxy materials pursuant to Rule 14a-8(i)(10), because the requested action has already been substantially implemented.

The Proposal

The Proposal requests that the Company describe the Board of Directors role in the development and monitoring of the Company's long-term strategic plan, including (1) a description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development processes.

Discussion

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented.[1] As discussed in our Original Letter, the Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (available February 23, 1998); The Limited, Inc. (available March 15, 1996); The Gap, Inc. (available March 8, 1996).

We have been advised by the Company as to the role of the Board of Directors (the "Board") in the Company's strategic planning process as set forth in detail in our Original Letter. In addition, the Board has recently completed a review of the Company's corporate governance structure and ratified at its March 13, 2002 meeting the Toys "R" Us, Inc. Corporate Governance Guidelines (the "Guidelines") referred to in our Original Letter. A copy of the Guidelines is included with this letter as Appendix III.

The Guidelines codify, among other things, the Company's policies and practices regarding the role of the Board in the strategic planning process, as described in our Original Letter. The Guidelines state that at least one of the Board's meetings each year will be devoted primarily to long-range strategic plans and that specific short- and/or long-range strategic plans may be discussed at other Board meetings throughout the year. In addition, to ensure access to information for informed participation in all Board proceedings, including, without limitation, the strategy development and monitoring process, the Guidelines state that Board members will have complete access to management and encourage senior management to invite employees to Board meetings who can provide additional insight concerning such matters. The Guidelines also address the procedure under which members of the Board can add strategic planning and other items to the agenda for any meeting of the Board.

The Guidelines will be included in the Company's proxy statement for its 2002 annual meeting of shareholders and disseminated to the Company's shareholders. In addition, a copy of the Guidelines will be made available on the Company's corporate website immediately and will remain there at least until the Company's proxy statement for its 2002 annual meeting of shareholders is mailed. The anticipated mailing date for the Company's proxy statement is May 1, 2002.

The inclusion of these materials on the Company's corporate website and in the proxy statement for the 2002 annual meeting fully implements the request for dissemination included in the Proposal, which requests that the description be "disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners."

---

[1] The Staff has stated its position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (available February 3, 1993). Therefore, if a major portion of the Proposal has been substantially implemented, the entire Proposal is excludable.

Conclusion

In the light of the foregoing considerations, the Company believes that the Proposal has been substantially implemented and may, therefore, be properly omitted from the Company's proxy materials under Rule 14a-8(i)(10). On behalf of the Company, we respectfully request that the Staff reconsider the Company's request and confirm that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials. Finally, the Company has asked us to note that the Company tried to telephone—and left voicemails for—the Staff before the Staff's response was issued in order to provide the Staff with a copy of the Guidelines in advance of such response.

* * * * *

In accordance with Rule 14a-8(j), we are filing six paper copies of the Proposal and this letter and are simultaneously sending a copy of this letter and all attachments to Laborers' District Council of Western Pennsylvania Pension Fund.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

If you have any questions, require further information, or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Tara J. Wortman, Esq. (212-455-3467) of this firm or, alternatively, Christopher K. Kay, Esq., Executive Vice President – Operations and General Counsel (201-599-6586), or Steven Anthony Behar, Esq., Corporate Counsel (201-599-6579), of the Company.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Attachments

cc: Keir Gumbs, Esq.
Maryse Mills-Apenteng, Esq.
Dennis Sarnowski, Administrator of Laborers' District Counsel of Western Pennsylvania Fund
Linda Priscilla, Corporate Governance Advisor of Laborers' International Union of North America Corporate Governance Project
Christopher K. Kay, Esq.
Steven Anthony Behar, Esq.

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

February 8, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

Toys "R" Us, Inc., a Delaware corporation (the "Company"), received a letter dated December 10, 2001 from the Laborers' District Council of Western Pennsylvania Pension Fund presenting a stockholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on June 5, 2002. We have attached a copy of the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials for either of the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10), because it has already been substantially implemented; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7), because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that the Company describe the Board of Directors role in the development and monitoring of the Company's long-term strategic plan, including (1) a description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development processes.

Discussion

1. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(10), because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented.[1] "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (available March 28, 1991); see also Washington Gas Light Co. (available December 1, 1997); Northern States Power Co. (available February 16, 1995). The Staff has consistently found that a shareholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (available February 23, 1998); The Limited, Inc. (available March 15, 1996); The Gap, Inc. (available March 8, 1996). For instance, in Texaco, the proponent requested that Texaco adopt the Valdez Principles which would have required Texaco to make periodic environmental disclosures and submit to a uniform environmental compliance review in addition to its adopted environmental policies and compliance review procedures. Texaco argued that it had in place a complete program regarding public disclosure of its environmental policies and of its compliance procedures. Although Texaco's policies and procedures did not include the specific compliance and disclosure recommendations of the Valdez principles, the Staff permitted the omission of the proponent's proposal because Texaco's policies compared favorably with the Valdez principles.

We have been advised by the Company as to the role of the Board of Directors (the "Board") in the Company's strategic planning process and its plan to include disclosure concerning such role in its proxy statement for the Company's 2002 Annual Meeting, as follows:

The Board regularly monitors the strategic planning process of the Company through its oversight of senior management. In recent years, the Board has devoted at least one meeting each year to the strategic planning and development of the Company. In addition, senior management frequently is called upon to update the Board on the progress of the Company's strategic initiatives at other Board meetings. It has also been the policy of the Company to provide members of the Board with complete access to senior management and other employees of the Company, as well as pertinent information, to foster director participation on a well-informed basis in all Board functions, including with respect to the strategic planning process.

The Board has recently completed a review of the Company's corporate governance structure and is expected to ratify at its scheduled March 13, 2002 meeting a

---

[1] The Staff has stated its position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (available February 3, 1993). Therefore, if a major portion of the Proposal has been substantially implemented, the entire Proposal is excludable.

proposed set of Corporate Governance Guidelines (the "Guidelines"). Among other things, the Guidelines will, in effect, codify the existing Company's policies and practices regarding the role of the Board in the strategic planning process, as described in the preceding paragraph.

The Company undertakes to include a description of the Guidelines in its proxy statement for the 2002 Annual Meeting. This description will address, among other things, the specific Guidelines provisions concerning the role of the Board in the Company's strategic planning process. If, for any reason, the Board does not adopt the Guidelines at its scheduled March 13, 2002 meeting or otherwise before mailing of the proxy statement, the Company undertakes to include a description in the proxy statement of its existing policies and practices relating to the Board's participation in the strategic planning process.

In the light of the foregoing, the Company believes that the Proposal has been substantially implemented such that the Proposal may be properly omitted from the Company's proxy materials.

2. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(7), because It Relates to the Conduct of Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The term "ordinary business", as used in Rule 14a-8(i)(7), is a "term of art" rooted in the corporate law concept intended to provide a company's management with flexibility in directing certain core matters involved in the company's business and operations. SEC Release No. 34-40018 (May 21, 1998) (the "Release").

The policies of Rule 14a-8(i)(7) are, consistent with the policy of the corporate laws of many states, to confine the resolution of ordinary business problems to a corporation's board of directors and management, because it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting, and to avoid stockholder entanglement and "micro-management" in matters about which stockholders, as a group, are not in a position to make an informed judgment. Id.

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2001). See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental

principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). The Board, in accordance with Section 141(a) of the DGCL, manages the business and affairs of the Company, including the strategic development of the Company.

The Staff has indicated that where, as is the case here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. When it does, the proposal will be excludable even though it requires only the preparation of a report and not the taking of any action with respect to such business operations. SEC Release No. 34-20091 (August 16, 1983). See also CVS Corporation (available February 1, 2000).

An examination of the subject matter of the report requested by the Proposal indicates that it involves the conduct of the ordinary business operations of the Company. The Proposal requests a report of the role of the Company's board of directors in the development and monitoring of the Company's long-term strategic plan and, more specifically, a report on the Company's corporate strategy development process, including timelines. The Company views the strategic development process as an inextricable part of its business practices and operations.

The Staff has previously permitted the exclusion from a company's proxy materials of a shareholder proposal urging the delivery of an annual strategic report to shareholders. In CVS Corporation (available February 1, 2000), the Staff concluded that a proposal urging the Company to deliver an annual strategic plan report to its shareholders describing the company's goals, the strategic initiatives designed to accomplish the stated goals and the accompanying range of corporate programs and policies could be excluded under Rule 14a-8(i)(7) "as relating to ordinary business operations (i.e., business practices and policies)."

In addition, the Staff has held that proposals requesting investigations of the registrant's business operations or the conduct of its management, or requesting reports to shareholders covering such matters, may be omitted under Rule 14a-8(i)(7). In Westinghouse Electric Corporation (available January 27, 1993), the shareholder's proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." See also Mobil Corporation (available February 13, 1989) ("[t]here appears to be some basis for your view that the proposal [relating to the formation of a stockholder committee to review corporate objectives and their implementation] may be omitted from the Company's proxy materials under Rule 14a-8[(i)](7) since it appears to deal with a matter relating to the ordinary business operations of the Company (i.e., questions of corporate objectives and goals)").

The Staff has also indicated that proposals directed at a company's business strategies and operations may be properly excluded under Rule 14a-8(i)(7). See Marsh Supermarkets, Inc. (available May 8, 2000) (stating that, with respect to a shareholder proposal to recommend that the company's board of directors engage an investment banker to explore alternatives to enhance value, "[t]here appears to be some basis for your view that Marsh may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business operations. We note that the proposal appears to be directed at Marsh's general business strategies and operations."). See also JMAR Industries, Inc. (available April 30, 1997) (stating that a proposal requiring the board to produce a written budget and strategic plan designed to achieve specific levels of earnings per share "is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., strategies to achieve specific financial objectives)" and could therefore be omitted in reliance on Rule 14a-8(i)(7)).

Because the Company's strategic planning process is necessarily linked to the conduct of its business operations, the Proposal is, in our view, properly excludable under Rule 14a-8(i)(7).

Conclusion

In the light of the foregoing considerations, we believe the Proposal may be properly omitted from the Company's proxy materials under Rule 14a-8(i)(10) or Rule 14a-8(i)(7), or both. On behalf of the Company, we respectfully request confirmation that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials.

* * * * *

In accordance with Rule 14a-8(j), we are filing six paper copies of the Proposal and this letter and are simultaneously sending a copy of this letter and all attachments to Laborers' District Council of Western Pennsylvania Pension Fund.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter enclosed herein and returning it to our messenger.

We would request the opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein.

If you have any questions, require further information, or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Tara J. Wortman, Esq. (212-455-3467) of this firm or, alternatively, Christopher K. Kay, Esq., Executive Vice President – Operations and General Counsel (201-599-6586), or Steven Anthony Behar, Esq., Corporate Counsel (201-599-6579), of the Company.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Attachments

cc: Dennis Sarnowski, Administrator of Laborers' District Counsel of Western Pennsylvania Fund
Linda Priscilla, Corporate Governance Advisor of Laborers' International Union of North America Corporate Governance Project
Christopher K. Kay, Esq.
Steven Anthony Behar, Esq.

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA
Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds
1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

RECEIVED
DEC 14 2001

Sent Via Fax: (201) 262-8112

December 10, 2001

Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys 'R' Us, Inc.
461 From Road
Paramus, NJ 07652

Re: Shareholder Proposal

Dear Mr. Kay:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Toys 'R' Us, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

For Calls Made in Pennsylvania but Outside Metropolitan Pittsburgh, Use Toll Free Number: 1-800-242-2538
FAX NUMBERS: Benefits Dept. - 1-412-263-2813 • Reports Dept. - 1-412-263-2825 • Administrative Dept. - 1-412-263-2084

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

Enclosure
Cc. Linda Priscilla

Resolved, that the shareowners of Toys "R" Us, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Mellon

Mellon Trust

Sent Via Fax: (201) 262-8112

RECEIVED
DEC 14 2001

December 10, 2001

Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys 'R' Us, Inc.
461 From Road
Paramus, NJ 07652

Re: Shareholder Proposal

Dear Mr. Kay:

Mellon Bank holds 6,100 shares of Toys 'R' Us, Incorporated common stock beneficially for the Laborers' District Council of Western Pennsylvania Pension Fund, the proponent of a shareholder proposal submitted to Toys 'R' Us, Incorporated and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Laborers' District Council of Western Pennsylvania Pension Fund, were purchased prior to December 7, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Lawrence Dax
Vice President

Global Securities Services
Suite 1315 • One Mellon Center • Pittsburgh, PA 15258-0001
A Mellon Financial Company™

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toys "R" Us, Inc.
Incoming letter dated February 8, 2002

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Toys "R" Us' long-term strategic plan.

We are unable to concur in your view that Toys "R" Us may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Toys "R" Us' ordinary business operations. Accordingly, we do not believe that Toys "R" Us may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Toys "R" Us may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Toys "R" Us may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor

CORPORATE GOVERNANCE GUIDELINES

OF

TOYS "R" US, INC.

Adopted as of March 13, 2002

Toys "R" Us, Inc.

Corporate Governance Guidelines

The following Corporate Governance Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of Toys "R" Us, Inc. (the "Company" or "Toys "R" Us") to assist the Board in the exercise of its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, and to enhance stockholder value over the long term. These Guidelines are a statement of policy and are not intended to change or interpret any federal or state law or regulation, including the Delaware General Corporation Law, or the Certificate of Incorporation or By-laws of the Company. The Guidelines are subject to periodic review by the Corporate Governance Committee of the Board and to modification from time to time by the Board.

BOARD COMPOSITION

1. Selection of Chair of the Board and Chief Executive Officer

The Board shall be free to choose its Chair in any way that seems best for the Company at any given point in time. The Board believes, however, that if the offices of the Chief Executive Officer and Chair of the Board are filled by different people, the Chair of the Board should be selected from the non-employee directors.

2. Size of the Board

The Board believes that it should generally have no fewer than nine and no more than eleven directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability.

3. Selection of New Directors

The entire Board shall be responsible for nominating candidates for election to the Board at the Company's annual meeting of stockholders and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Nominating Committee is responsible for identifying, screening and recommending candidates to the entire Board for Board membership. When formulating its Board membership recommendations, the Nominating Committee shall also consider any advice and recommendations offered by the Chief Executive Officer or the stockholders of the Company or any outside advisors the Nominating Committee may retain.

4. Board Membership Criteria

Nominees for director shall be selected on the basis of broad experience; wisdom; integrity; ability to make independent analytical inquiries; understanding of the Company's business environment; and willingness to devote adequate time to Board duties.

The Nominating Committee shall be responsible for assessing the appropriate balance of skills and characteristics required of Board members.

The Board shall be committed to a diversified membership, in terms of both the individuals involved and their various experiences and areas of expertise.

Each director shall be expected to have purchased at least 1000 shares of stock within (1) year of first becoming a Board member.

5. Percentage of Independent Directors on Board

Independent directors shall constitute a substantial majority of the Board. The Board should be encouraged to invite senior management to attend board meetings, but Company executives should understand that board membership is generally limited to outside directors. No more than two Company employees may serve on the Board at the same time.

6. Board Definition of Director Independence

An independent director is one who is free from any relationship that would interfere with the exercise of independent judgment as a director. No officer or employee of Toys "R" Us or its subsidiaries nor any immediate family member of any officer or employee of Toys "R" Us or its subsidiaries shall qualify as an independent director. A director who is an executive officer of another corporation where any of the Company's executives serves on that corporation's compensation committee shall not qualify as an independent director. An individual (a) who is a partner, controlling stockholder, or executive officer of an organization that has a business relationship with the Company that is material either to the director or to the Company or (b) who has a direct business relationship with the Company that is material either to the director or to the Company, may not serve as an independent member of the Board. The materiality of the business relationship shall be determined by the Corporate Governance Committee, and its determination shall be final. Further, an individual may not serve as an independent member of the Board for a period of three years following the termination of any of the relationships delineated above, unless the Board expressly determines otherwise.

7. Chair of the Corporate Governance Committee

The Chair of the Corporate Governance Committee shall be an independent director.

8. Retirement Age

No director after having attained the age of 72 years shall be nominated for re-election or reappointment to the Board, without the prior approval of the Corporate Governance Committee.

9. Directors Who Change Their Present Job Responsibility

The Corporate Governance Committee shall review the continued appropriateness of Board membership if a Board member has a material change in employment circumstances and the affected director shall be expected to act in accordance with the Corporate Governance Committee's recommendation.

10. Term Limits

The Board does not mandate term limits for its directors.

11. Board Compensation

The Company's employees shall not receive additional compensation for their service as directors. Director compensation shall be reviewed annually as determined by the Compensation and Organizational Development Committee.

The Company believes that compensation for non-employee directors should be competitive. Further, the Company believes is in the best interest of its shareholders that a portion of annual director compensation be paid in Company stock.

12. Evaluation of Board

The Board shall be responsible for annually conducting a self-evaluation of the Board as a whole. The Corporate Governance Committee shall be responsible for establishing the evaluation criteria and implementing the process for such evaluation.

13. Evaluation of Committees of the Board

The Corporate Governance Committee shall conduct an annual review of each committee's contribution to the Company. In its review of the committees, the Corporate Governance Committee shall review each committee's objectives, as stated at the beginning of each fiscal year, and compare those stated objectives to the results and time expended to achieve such results at the end of that year.

14. Evaluation of Board Members.

The Corporate Governance Committee shall conduct an annual review of each Board member. It shall be responsible for establishing the evaluation criteria and implementing the evaluation process.

15. Board Contact with Senior Management

Board members shall have complete access to management. Board members shall use sound business judgment to ensure that such contact is not distracting, and, if in writing, shall be copied to the Chief Executive Officer and the Chair of the Board.

Furthermore, the Board encourages senior management, from time to time, to bring employees into Board meetings who: (a) can provide additional insight concerning the items being discussed because of personal involvement in these areas; (b) represent significant aspects of the Company's business; and (c) assure the Board of exposure to employees with future potential to assure adequate plans for management succession within the Company.

16. Board Interaction with Institutional Investors and Press

The Board believes that management generally should speak for the Company, consistent with all regulations governing such communications and with common sense. Unless otherwise agreed to or requested by the Chair, each director shall refer all inquiries from institutional investors and the press to designated members of senior management or to the Chair.

BOARD MEETINGS

17. Frequency of Meetings

There shall be at least five regularly scheduled meetings of the Board each year.

18. Selection of Agenda Items for Board Meetings

The Chair of the Board, in consultation with the Corporate Secretary and the Chief Executive Officer, shall annually prepare a "Board of Directors Master Agenda." This Master Agenda shall set forth a minimum agenda of items to be considered by the Board at each of its specified meetings during the year. Each meeting agenda shall include an opportunity for each committee chair to raise issues or report to the Board. Thereafter, the Chair of the Board, and the Chief Executive Officer, may adjust the agenda to include special items not contemplated during the initial preparation of the annual Master Agenda.

Upon completion, a copy of the Master Agenda shall be provided to the entire Board. Each Board member shall be free to suggest inclusion of items on the Master Agenda for any given meeting. Thereafter, any Board member may suggest additional subjects that are not specifically on the agenda for any particular meeting. In that case, the Board member should contact the Chair or the Secretary at least ten days prior to the relevant meeting.

19. Strategic Discussions at Board Meetings.

At least one Board meeting will be primarily devoted to long-range strategic plans. It is also probable that specific short and/or long-range strategic plans will be discussed at other Board meetings throughout the year.

20. Executive Sessions.

The Board shall meet in executive session, without the presence of the Company's officers, on at least two occasions each year. These meetings can be in person or held telephonically.

21. Board Materials Distributed in Advance

Information and data is important to the Board's understanding of the business and essential to prepare Board members for productive meetings. Presentation materials relevant to each meeting will be distributed in writing to the Board in advance of the meeting unless doing so would compromise the confidentiality of competitive information. In the event of a pressing need for the Board to meet on short notice, it is recognized that written materials may not be available in advance of the meeting. Management will make every effort to provide presentation materials that are brief and to the point, yet communicate the essential information.

COMMITTEE MATTERS

22. Number and Names of Board Committees

The Company shall have five standing committees: Audit, Nominating, Corporate Governance, Compensation and Organizational Development, and Executive. The duties for each of these committees shall be outlined in each of the committee's charter and by resolution of the Board. The Board may form a new committee or disband a current committee depending on circumstances.

23. Independence of Audit and Corporate Governance and Compensation and Organizational Development Committee

The Audit, Corporate Governance, and Compensation and Organizational Development committees shall be composed entirely of independent directors.

24. Assignment and Rotation of Committee Members

The Nominating Committee shall be responsible, after consultation with the Chair of the Board, for making recommendations to the Board with respect to the assignment of Board members to various committees. After reviewing the Nominating Committee's recommendations, the Board shall be responsible for appointing the Chairs and members to the committees on an annual basis.

The Chair and the Nominating Committee shall annually review the Committee assignments and shall consider the rotation of Chairs and members with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors.

25. Annual Review by Committee

Each Board Committee shall annually review its charter and recommend to the Board any changes it deems necessary. In addition all Board Committees shall annually review the Corporate Governance guidelines, and recommend to the Corporate Governance Committee any changes it deems necessary. In addition to its charter, the Corporate Governance Committee will annually review the Corporate Governance Guidelines and recommend to the full Board any changes it deems necessary.

LEADERSHIP DEVELOPMENT

26. Evaluation of Chief Executive Officer

The Board shall conduct an ongoing evaluation of the Chief Executive Officer. The evaluation of the Chief Executive Officer is accomplished through the following process:

- The Chief Executive Officer meets with the Compensation and Organizational Development Committee to develop appropriate goals and objectives for the next year, which are then discussed with the entire Board.
- At year end, the Compensation and Organizational Development Committee, with input from the Board, evaluates the performance of the Chief Executive Officer in meeting those goals and objectives.
- This evaluation is communicated to the Chief Executive Officer at an executive session of the Board.
- The Compensation and Organizational Development Committee uses this evaluation in determining the Chief Executive Officer's compensation.

27. Succession Planning

The Company understands the importance of succession planning. Therefore, the Compensation and Organizational Development Committee, along with the Chief Executive Officer, shall analyze the current management, identify possible successors to senior management, and timely develop a succession plan. The plan shall then be reviewed by the entire Board, and reviewed periodically thereafter.

28. Management Development

The Board, with the assistance of the Compensation and Organizational Development Committee, shall periodically review the plans for the education, development, and orderly succession of senior and mid-level managers throughout the Company.

29. Interpretation

In cases where the Chair of the Board and the Chief Executive Officer are the same individual, procedures calling for consultation or communications between such positions need not be followed.

CONFLICTS OF INTEREST

30. Interest Matters

If a director, directly or indirectly, has a financial or personal interest in a contract or transaction to which the corporation is to be a party, or is contemplating entering into a transaction that involves use of corporate assets or competition against the corporation, the director is considered to be 'interested' in the matter. The director should contact the Chief Executive Officer, the Corporate Secretary or the Chairman of the Corporate Governance Committee. The director's involvement or interest will be reviewed by the Company's General Counsel, and then referred for resolution to the Corporate Governance Committee. Interested directors should be identified and/or disclosed, and they shall not participate in any discussion or any vote relating to the matter in which they have been deemed to be interested. The decision of the Corporate Governance Committee on all matters of "interest" shall be final.